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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-6526                                                              November 30, 2002
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      The Coventry Group; Boston Balanced Fund, Walden Social Balanced Fund, Walden Social Equity Fund
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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


May 16, 2003


    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Boston Balanced Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2002 and from March 31, 2002 through November 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002 and from November 30, 2002 through November 30, 2002, with respect to securities reflected in the investment accounts of the Funds. The Boston Balanced Fund The Walden Social Balanced Fund The Walden Social Equity Fund.



By: /s/ Sue A. Walters

Sue A. Walters
Vice President

                             INDEPENDENT AUDITOR'S REPORT



TO THE BOARD OF TRUSTEES OF
COVENTRY GROUP


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Boston Balanced Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund (the "Funds"), each a series of shares of the Coventry Group, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of November 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2002, and with respect to agreement of security purchases and sales, for the period from March 31, 2002 (the date of the last examination) through November 30, 2002:

o We agreed the securities shown of the books and records of the Funds as of November 30, 2002 to the safekeeping reports of U.S. Trust Company of Boston, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

o For all securities shown on the safekeeping reports of U.S. Trust Company of Boston as of November 30, 2002 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bank of New York, the subcustodian). For all of the securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested the resolution of such reconciling items between the custodian and the subcustodians.

o We agreed a sample of security purchases and security sales since the date of the last examination from the books and records of the Funds to broker confirmations or by application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

TO THE BOARD OF TRUSTEES OF
COVENTRY GROUP
PAGE TWO




In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Coventry Group and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                      TAIT, WELLER & BAKER

PHILADELPHIA, PENNSYLVANIA
MAY 15, 2003